                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. ___)


                             Novatel Wireless, Inc.
           ---------------------------------------------------------
                                (Name of Issuer)



                     Common Stock, par value $.001 per share
       ----------------------------------------------------------------
                         (Title of Class of Securities)

                                    66987M109
           ----------------------------------------------------------
                                 (CUSIP Number)

                      Cornerstone Equity Investors IV, L.P.
                          717 Fifth Avenue, Suite 1100
                               New York, NY 10022
                                 (212) 753-0901
                      -------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                    COPY TO:
                                 Joshua N. Korff
                                Kirkland & Ellis
                                Citigroup Center
                                153 East 53rd St.
                          New York, New York 10022-4675
                                 (212) 446-4800


                                December 21, 2001
             -------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the
           ---
Act but shall be subject to all other provisions of the Act.

                               Page 1 of 13 Pages

------------------------                                ------------------------

CUSIP No. 66987M109                    13D              Page 2 of 13 Pages
         -----------                                        ---  ----

------------------------                                ------------------------


================================================================================
    1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Cornerstone Equity Investors IV, L.P.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [ ]

                                                                     (b) [X]
--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(D) OR 2(E)
                                                                         [ ]
--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE
--------------------------------------------------------------------------------
          NUMBER OF       7   SOLE VOTING POWER

            SHARES            0
                       ---------------------------------------------------------
         BENEFICIALLY     8   SHARED VOTING POWER

           OWNED BY           11,330,182 (See Item 5)
                       ---------------------------------------------------------
            EACH          9    SOLE DISPOSITIVE POWER

          REPORTING            0
                       ---------------------------------------------------------
           PERSON        10   SHARED DISPOSITIVE POWER

            WITH              11,330,182 (See Item 5)
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            11,330,182 (See Item 5)
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*
                                                                         [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            11.7%
--------------------------------------------------------------------------------

    14      TYPE OF REPORTING PERSON*

            PN
================================================================================
* SEE INSTRUCTIONS

------------------------                                ------------------------

 CUSIP No. 66987M109                   13D              Page 3 of 13 Pages
         -----------                                        ---  ----

------------------------                                ------------------------

================================================================================
    1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Cornerstone IV, L.L.C.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [ ]

                                                                     (b) [X]
--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            00
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(D) OR 2(E)
                                                                         [ ]
--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
          NUMBER OF       7   SOLE VOTING POWER

            SHARES            0
                       ---------------------------------------------------------
         BENEFICIALLY     8   SHARED VOTING POWER

           OWNED BY           11,330,182 (See Item 5)
                       ---------------------------------------------------------
            EACH          9    SOLE DISPOSITIVE POWER

          REPORTING           0
                       ---------------------------------------------------------
           PERSON        10   SHARED DISPOSITIVE POWER

            WITH              11,330,182 (See Item 5)
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            11,330,182
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*
                                                                         [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            11.7%
--------------------------------------------------------------------------------

    14      TYPE OF REPORTING PERSON*

            00
================================================================================
* SEE INSTRUCTIONS

         Explanatory Note.

         The Reporting Persons (as defined below) previously filed a Schedule 13G pursuant to the provisions of Rule 13d-1(d). Because the Reporting Persons have acquired beneficial ownership of more than 2 percent of the securities to which this statement relates (see Item 1) within the previous 12 months, the Reporting Persons are filing this Schedule 13D.

         Item 1.  Security and Issuer.

         The class of equity security to which this statement relates is the Common Stock, par value $.001 per share (the "Common Stock") of Novatel Wireless, Inc., a Delaware corporation (the "Issuer"). Cornerstone has acquired Preferred Stock (the "Preferred Stock") which is convertible into Common Stock,
                      ---------------
and Warrants (the "Warrants") to purchase Common Stock. The name and address of
                   --------
the principal executive offices of the Issuer are 9360 Towne Center Drive, Suite 110, San Diego, CA 92121.

         Item 2. Identity and Background.

         This statement is being filed by Cornerstone Equity Investors IV, L.P. ("Cornerstone") and Cornerstone IV, L.L.C. ("Cornerstone L.L.C.") (collectively, the "Reporting Persons").

         (a)-(c) and (f) The Reporting Persons are principally engaged in the business of venture capital investment. The address of the principal business office of each of the Reporting Persons is 717 Fifth Avenue, Suite 1100, New York, NY 10022. Cornerstone L.L.C. is a Delaware limited liability corporation. Cornerstone is a Delaware limited partnership. Cornerstone L.L.C. is the sole General Partner of Cornerstone.

         The following information with respect to each managing member of Cornerstone L.L.C. is set forth on Schedule A: (i) name, (ii) business address,
(iii) present principal occupation or employment and the name of any corporation or other organization in which such employment is conducted, together with the principal business and address of any such corporation or organization other than the Reporting Persons for which such information is set forth above. The citizenship of each of the individuals identified pursuant to paragraphs (a) through (c) is identified on Schedule A hereto.

         (d)-(e) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, and of the persons listed on Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrive body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Item 3.  Source and Amount of Funds or Other Consideration.

         The Reporting Persons acquired beneficial ownership of the securities that are the subject of this filing in the ordinary course of business with working capital in exchange for equity securities of the Issuer. The Reporting Persons paid $3 million for the Preferred Stock and the Warrants.


                               Page 4 of 13 Pages

       Item 4.  Purpose of Transaction.


         (a), (e) The shares of Preferred Stock and the Warrants, which are convertible into shares of Common Stock that are the subject of this Statement, (together with any prior acquired shares, the "Shares"), were acquired by Cornerstone in the ordinary course of business for investment purposes.

         Pursuant to the terms of the several Preferred Stock and Warrant Purchase Agreements, each dated as of December 21, 2001 (the "Closing Date")
                                                              ------------
(collectively, the "Purchase Agreement"), the Issuer issued and sold in a
                    ------------------
private placement (the "2001 Private Placement") to certain accredited investors
                        ----------------------
for $1000.00 per share of a newly-established series of preferred stock, designated as Series A Convertible Preferred Stock, and warrants exercisable for Common Stock. Cornerstone purchased 3,000 shares of Series A Convertible Preferred Stock and a Warrant to purchase 1,168,830 shares of Common Stock in connection with the transaction.

         Each share of Series A Preferred Stock is entitled to receive cumulative dividends, payable commencing as of the Closing Date and thereafter quarterly on January 1, April 1, July 1 and October 1 of each year, when and as declared by the Company's Board of Directors, at the initial per annum rate of 6.5%, compounded quarterly, of the purchase price paid per share of Series A Preferred Stock in preference to any payment made on any shares of Common Stock. However, the holders of Series A Preferred Stock will be entitled to cumulative dividends at a rate of 8.0% per annum, if (i) stockholder approval of the 2001 Private Placement issuances is not obtained, (ii) the Registration Statement (as defined below) is not filed on or before the 30th day after December 21, 2001, or (iii) the Registration Statement is not effective on or before the 90th day after December 21, 2001. In addition, each share of Series A Preferred Stock will share in all ordinary dividends or distributions, except for liquidating distributions, declared or paid on the Company's Common Stock on an as-converted basis. Each share of Series A Preferred Stock is also entitled to a liquidation preference of $1000.00 per share (the "Liquidation Preference"), plus any
                                       ----------------------
accrued but unpaid dividends, in preference to any other class or series of capital stock of the Company.

         The holders of Series A Preferred Stock will be entitled to notice of any meeting of stockholders of the Company and will vote together with the holders of Common Stock as a single class upon any matter submitted to the stockholders for a vote, on an as-converted basis as of the record date of such vote or upon the date of such written consent. Notwithstanding the foregoing, the voting power of holders of the Series A Preferred Stock will be subject to the Nasdaq Cap until the Company has obtained stockholder approval. In such event, each holder of shares of Series A Preferred Stock will have that number of votes equal to the product of (x) the number of whole shares of Common Stock into which each such share of Series A Preferred Stock could be converted as of the record date of such vote or upon the date of such written consent is convertible and (y) a fraction, the numerator of which is equal to the Nasdaq Cap less the sum of (A) the total number of shares of Common Stock issued to date upon optional conversion and (B) the total number of shares of Common Stock issued to date upon exercise of the Investor Warrants, and the denominator of which is equal to the total number of shares of Common Stock issuable upon conversion of all shares of Series A Preferred Stock issued to date. In addition, holders of the Series A Preferred Stock will not be entitled to vote such Series A Preferred Stock at the Meeting to approve the 2001 Private Placement issuances.

         Commencing on December 21, 2001, the Series A Preferred Stock will be convertible, at the option of the holder at any time, into such number of shares of Common Stock as is determined by dividing the Liquidation Preference plus an amount equal to all accrued and unpaid dividends by the "Conversion Price,"
                                                         ----------------
which is initially $0.77 per share of Common Stock, as adjusted from time to time as provided below. If the number of shares of the Company's outstanding Common Stock changes after the 2001 Private Placement by reason of stock dividends, distributions payable in common stock, stock splits, reverse stock splits, recapitalizations, reclassifications, combinations or exchanges of shares, separations, reorganizations, liquidations or the like (other than shares of the Company's Common Stock issued to Sanmina Corporation

                               Page 5 of 13 Pages
so long as such shares do not exceed 10% of the outstanding Common Stock prior to the 2001 Private Placement), the Conversion Price and the number of shares of Common Stock issuable upon conversion of the Series A Preferred Stock in effect immediately prior to such events shall, concurrently with the effectiveness of such events, be proportionately decreased or increased, as appropriate.

         If at any time after December 21, 2001, the Issuer declares or pays a dividend or other distribution to holders of Common Stock payable in securities other than Common Stock, the holders of Series A Preferred Stock shall receive upon conversion, in addition to the entitled number of shares of Common Stock, the amount of securities they would have received had they converted prior to such dividend or distribution. Similarly, if at any time after such date, the Common Stock issuable upon conversion of the Series A Preferred Stock is changed into the same or a different number of shares of any class or classes of stock by capital reorganization, reclassification, or otherwise, the holders of the Series A Preferred Stock shall receive upon conversion such shares they would have received had they converted prior to such reorganization or reclassification. Further, if the Issuer sells substantially all of its assets or merges or consolidates with or into another entity after December 21, 2001, the Series A Preferred Stock will be convertible into the kind and amount of shares of stock or other securities or property to which a holder of the number of shares of Common Stock deliverable upon conversion of Series A Preferred Stock would have been entitled to receive upon such consolidation, merger or sale based on the Conversion Price, effective during such consolidation, merger or sale.

         Notwithstanding the foregoing, if stockholder approval is not obtained for the 2001 Private Placement issuances, the shares of Common Stock issuable upon conversion of the Series A Preferred will be subject to the Nasdaq Cap. In such event, the Issuer will be permitted to issue only up to approximately 10,868,831 shares of Common Stock upon conversion of shares of Series A Preferred Stock (including shares issuable upon exercise of the Investor Warrants).

         The Issuer shall register the 2001 Private Placement issuances on Form S-3 to enable the resale of Common Stock issuable upon conversion of the Series A Preferred Stock and the exercise of the Investor Warrants by the investors (the "Registration Statement") within 30 calendar days following the closing of
      ----------------------
the 2001 Private Placement and shall use its reasonable efforts to cause such Registration Statement to become effective within 90 calendar days after it is filed, subject to receipt of necessary information from the investors of the 2001 Private Placement. In addition, the Issuer has agreed to use reasonable efforts, with respect to each share of the 2001 Private Placement issuances, to maintain the effectiveness of the Registration Statement until the earlier of
(i) the December 21, 2003; (ii) the date on which the investors may sell all of the shares from the 2001 Private Placement issuances held by the investor without restriction by the volume limitations of rule 144(e) of the Securities Act; or (iii) such time as all of the shares purchased by the investors from the 2001 Private Placement have been sold.

         The Reporting Persons (and each other investor that participated in the 2001 Private Placement) has agreed that they will not, and will not direct any affiliate (within the meaning of Rule 405 of the Securities Act) of the Reporting Persons to, prior to the earlier of (i) the effectiveness of the Registration Statement and (ii) 120 days after the Closing Date, sell, offer to sell, solicit offers to buy, dispose of, loan, pledge or grant any right with respect to (collectively, a "Disposition"), the Common Stock of the Issuer. In
                             -----------
addition, the Reporting Persons will not, prior to the effectiveness of the Registration Statement, engage in any hedging or other transaction which is designed to or could reasonably be expected to lead to or result in a Disposition of Common Stock of the Issuer by the Reporting Persons or any other entity.

         On or at any time following the earliest of (i) the sale or merger of the Issuer, wherein a change of control occurs; (ii) December 21, 2008; and
(iii) (A) the 30th day following the day the Issuer may first distribute definitive proxy statements to stockholders under Rule 14a-6 of the Exchange Act, if the SEC does

                               Page 6 of 13 Pages
not review the Issuer's preliminary proxy statement or (B) the 90th day following the notification by the SEC of its review of the Issuer's preliminary proxy statement, if stockholder approval of the 2001 Private Placement issuances is not obtained by such date, each holder of Series A Preferred Stock may elect to have the Issuer redeem any outstanding shares of Series A Preferred Stock to the extent the Issuer has funds legally available for such redemption, and in the last case, to the extent that the shares of Series A Preferred Stock could not then be converted into shares of Common Stock as a result of the Nasdaq Cap. If such funds are available, the redeeming holder of Series A Preferred Stock will receive an amount equal to (x) the number of shares of Series A Preferred Stock submitted for redemption multiplied by (y) the Liquidation Preference plus all accrued but unpaid dividends thereon, including the date of such redemption, whether or not declared. However, redemption will not be allowed in the event a change of control results from the acquisition by a holder of Series A Preferred Stock of securities representing more than 50% of the voting power of the Issuer.

         The Issuer may elect to redeem, in whole or in part, outstanding shares of the Series A Preferred Stock on a pro rata basis among the holders of the Series A Preferred Stock at a redemption price per share equal to the Liquidation Preference plus all accrued but unpaid dividends thereon, provided that (i) Registration Statement is effective, (ii) the average of the closing prices of the Common Stock as reported by Nasdaq over the twenty consecutive trading-day period ending not more than five business days prior to the date of the notice of such redemption is greater than or equal to the product of (x) the Series A Conversion Price in effect on the last day of such twenty consecutive trading-day period and (y) 2.50, and (iii) during the period beginning on the date of the Issuer's notice of redemption and ending on the redemption date specified in the notice of such redemption (1) the Issuer shall not have received any request from the SEC or any other federal or state governmental authority for amendments or supplements to the Registration Statement or related prospectus or for additional information; (2) no stop order suspending the effectiveness of the Registration Statement or the initiation of any proceedings for that purpose shall have been issued by the SEC or any other federal or state governmental authority; (3) the Issuer shall not have received any notification with respect to the suspension of the qualification or exemption from qualification of the Common Stock for sale in any jurisdiction or the initiation of any proceeding for such purpose; and (4) there shall not have occurred any event or circumstance which would necessitate the making of any changes in the Registration Statement or related prospectus, or any document incorporated or deemed to be incorporated therein by reference, so that, in the case of the Registration Statement, it will not contain any untrue statement of a material fact or any omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, and that in the case of the related prospectus, it will not contain any untrue statement of a material fact or any omission to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

         In addition to the foregoing, the holders of Series A Preferred Stock will also have a right of first offer with respect to future issuances by the Issuer of any shares or securities convertible into or exercisable for any shares of, any class of its capital stock. This right of first offer will not apply to issuances pursuant to (i) the issuance or sale by the Issuer of any of its capital stock pursuant to any benefit, option, restricted stock, stock purchase or similar plans or arrangements, including pursuant to or upon the exercise of option rights, warrants or other securities or agreements; (ii) any underwritten public offering or any other public offering by the Issuer in which shares are offered at market price; (iii) the issuance of securities pursuant to the conversion or exercise of convertible or exercisable securities; (iv) the issuance of securities in connection with a bona fide business acquisition of or by the Issuer, whether by merger, consolidation, sale of assets, sale or exchange of stock or otherwise; (v) the issuance of securities to financial institutions or lessors in connection with commercial credit arrangements, equipment financings, or similar transactions; (vi) the issuance or sale of the Series A Preferred Stock; (vii) any issuance in connection with a stock split, reverse stock split, reclassification, recapitalization, consolidation, merger or similar event; (viii) to the issuance of securities that, with unanimous approval of the Board, are not offered to any existing stockholder of the

                               Page 7 of 13 Pages

Issuer; or (ix) any issuance of Common Stock to Sanmina Corporation that does not exceed 10% of the Common Stock outstanding immediately prior to the 2001 Private Placement.

         Warrant. Pursuant to the terms of the several Investor Warrants, each
         -------
dated as of December 21, 2001 (collectively, the "Warrant"), and the Purchase
                                                  -------
Agreement, the Issuer issued to the purchasers of the Series A Preferred Stock warrants exercisable for newly-issued Common Stock. The issuance is based upon 30% warrant coverage versus the number of Common Stock purchased assuming conversion.

         Each of the Warrants shall have an initial exercise price of $1.20 per share, as adjusted from time to time as provided below (the "Warrant Exercise
                                                             ----------------
Price"), which represents a 35% premium over the average closing price on Nasdaq
-----
and will be exercisable in whole or in part prior to December 21, 2005, subject to the Nasdaq Cap until approval of the 2001 Private Placement issuances by the stockholders. If the number of shares of the Issuer's outstanding Common Stock changes after the 2001 Private Placement by reason of stock dividends, distributions payable in common stock, stock splits, reverse stock splits, recapitalizations, reclassifications, combinations or exchanges of shares, separations, reorganizations, liquidations or the like (other than shares of the Issuer's Common Stock issued to Sanmina Corporation so long as such shares do not exceed 10% of the outstanding Common Stock prior to the 2001 Private Placement), the Warrant Exercise Price and the number of shares of Common Stock issuable upon exercise of the Warrant in effect immediately prior to such deemed issuance shall, concurrently with the effectiveness of such deemed issuance, be proportionately decreased or increased, as appropriate. The Warrant will not be entitled to any voting rights or any other rights as a stockholder of the Issuer until the Warrant is duly exercised into shares of Common Stock.

         If at any time after December 21, 2001, the Issuer declares or pays a dividend or other distribution to holders of Common Stock payable in securities other than Common Stock, the holders of the Warrant shall receive upon exercise thereof, in addition to the entitled number of shares of Common Stock, the amount of securities they would have received had they exercised prior to such dividend or distribution. Similarly, if after such date, the Common Stock issuable upon conversion of the Warrant is changed into the same or a difference number of shares of any class or classes of stock by capital reorganization, reclassification, or otherwise, the holders of the Warrant shall receive upon exercise thereof such shares they would have received had they exercised prior to such reorganization or reclassification. Further, if the Issuer sells substantially all of its assets or merges or consolidates with or into another entity, after December 21, 2001, the Warrant will be exercisable into the kind and amount of shares of stock or other securities or property to which a holder of the number of shares of Common Stock deliverable upon exercise of the Warrant would have been entitled to receive upon such consolidation, merger, or sale based on the Warrant Exercise Price, effective during that time.

         Notwithstanding the foregoing, if stockholder approval is not obtained for the 2001 Private Placement issuances, the shares of Common Stock issuable upon exercise of the Warrant will be subject to the Nasdaq Cap. In such event, the Issuer will be permitted to issue only up to approximately 10,868,831 shares of Common Stock upon exercise of the Warrant (including shares issuable upon conversion of shares of Series A Preferred Stock).

         The Issuer may require the warrant holder to exercise the Warrant provided that (i) Registration Statement is effective, (ii) the average closing price of the Issuer's Common stock on Nasdaq during any 20-day consecutive trading-day period ending not more than five business days prior to the Issuer's notice of such exercise is greater than or equal to the product of (x) the Warrant Exercise Price in effect on the last day of such twenty consecutive trading-day period and (y) 2.00, and (iii) during the period beginning on the date of the Issuer's notice to exercise and ending on the exercise date specified in the Issuer's notice of such exercise (1) the Issuer shall not have received any request from the SEC or any other federal or state

                               Page 8 of 13 Pages
governmental authority for amendments or supplements to the Registration Statement or related prospectus or for additional information; (2) no stop order suspending the effectiveness of the Registration Statement or the initiation of any proceedings for that purpose shall have been issued by the SEC or any other federal or state governmental authority; (3) the Issuer shall not have received any notification with respect to the suspension of the qualification or exemption from qualification of the Common Stock for sale in any jurisdiction or the initiation of any proceeding for such purpose; and (4) there shall not have occurred any event or circumstance which would necessitate the making of any changes in the Registration Statement or related prospectus, or any document incorporated or deemed to be incorporated therein by reference, so that, in the case of the Registration Statement, it will not contain any untrue statement of a material fact or any omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, and that in the case of the related prospectus, it will not contain any untrue statement of a material fact or any omission to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

         In addition, the Investor Warrants and the shares of Common Stock into which the Investor Warrants is exercisable shall not be sold, transferred, pledged or hypothecated unless the proposed disposition is the subject of a currently effective registration statement under the Securities Act of 1933, as amended, or unless the Issuer has received an opinion of counsel reasonably satisfactory in form and scope to the Issuer that such registration is not required except that such restrictions shall not apply to any transfer of the Investor Warrants or the shares of Common Stock into which the Investor Warrants are exercisable: (i) to a partner or other affiliate of the registered holder, including any entity of which the registered holder or a related entity is a General Partner; (ii) by gift or bequest or through inheritance to, or for the benefit of, any member or members of the registered holder's immediate family;
(iii) by a registered holder to a trust (a) in respect of which the registered holder serves as trustee, provided that the trust instrument governing such trust shall provide that the registered holder, as trustee, shall retain sole and exclusive control over the voting and disposition of such Investor Warrants until the termination of the Investor Warrants or (b) for the benefit solely of any member or members of the registered holder's immediate family; and (iv) pursuant to any underwritten public offering of Common Stock pursuant to an effective registration statement under the Securities Act.

         Except as set forth in the preceding paragraphs, as of the date hereof, the Reporting Persons do not have any plan or proposal that relates to or would result in:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (e) Any material change in the present capitalization or dividend policy of the Issuer;


          (f) Any other material change in the Issuer's business or corporate structure;

                               Page 9 of 13 Pages

         (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;



         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j)  Any action similar to any of those enumerated above.

Notwithstanding the foregoing, the Reporting Persons reserve the right to effect any such actions as any of them may deem necessary or appropriate in the future.

         The information set forth in Item 3 of this Schedule 13D is hereby incorporated herein by reference.

         Item 5.  Interest in Securities of the Issuer.

         (a) As of the date hereof, the Reporting Persons may beneficially own an aggregate of 11,330,182 Shares of Common Stock, or approximately 11.7% of the Common Stock outstanding on a fully diluted, as if converted basis. Such Shares include 6,265,248 Shares of Common Stock or warrants to purchase Common Stock which were acquired prior to the 2001 Private Placement; 3,000 Shares of Series A Convertible Preferred Stock, which, if converted on the date of this filing, would result in the acquisition of 3,896,103.90 Shares of Common Stock; and a Warrant to purchase 1,168,830 Shares of Common Stock.

         (b) By virtue of their potential status as a "group" for purposes of Rule 13d-5, each of the members of the Reporting Group may be deemed to have shared voting and dispositive power over the shares owned by other members. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of any Common Stock referred to in this Statement for the purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

         (c) Except for the transactions described herein, there have been no other transactions in the securities of the Issuer effected by the Reporting Persons in the last 60 days.

         (d) Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock of the Issuer reported by this statement.

         (e)      Inapplicable.

         Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Except for the agreements described above or in response to Items 3 and 4 of this Schedule 13D,

                               Page 10 of 13 Pages
which are hereby incorporated herein by reference, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 of this Schedule 13D, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

         Item 7.  Material to be filed as Exhibits.

         Exhibit 1-- Schedule 13D Joint Filing Agreement, dated January __, 2002, by and among Cornerstone L.L.C. and Cornerstone.

         Exhibit 2-- Preferred Stock and Warrant Purchase Agreement, dated as of December 21, 2001.

         Exhibit 3--  Common Stock Purchase Warrant (set forth as Exhibit C to
                      Exhibit 2 above).

                               Page 11 of 13 Pages

                                   SIGNATURES
                                   ----------

         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: January [__], 2002

                                          Cornerstone Equity Investors, IV, L.P.


                                          By:___________________________
                                          Name:
                                          Its:

                                          Cornerstone IV, L.L.C.

                                          By:___________________________
                                          Name:
                                          Its:



                               Page 12 of 13 Pages

                                                                     Schedule A
                                                                     ----------

Cornerstone L.L.C. Managing Members:

Dana J. O'Brien
717 Fifth Avenue, Suite 1100, New York, NY 10022
Managing Member
Cornerstone, L.L.C.
USA

Robert A. Knox
717 Fifth Avenue, Suite 1100, New York, NY 10022
Managing Member
Cornerstone, L.L.C.
USA

Mark Rossi
717 Fifth Avenue, Suite 1100, New York, NY 10022
Managing Member
Cornerstone, L.L.C.
USA

                               Page 13 of 13 Pages